FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                  For the month of May 1, 2003 to May 31, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F....X.... Form 40-F.....X.......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes........... No.......X......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date June 6, 2003


/s/THINAGARAN
.................................................
(Signed by)
THINAGARAN
Director

                             LIST OF ASX DOCUMENTS

                        FROM MAY 1, 2003 TO MAY 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

525   Well Report Madura Block-Telaga #1 Well May 1, 2003
526   Well Report Madura Block-Telaga #1 Well May 2, 2003
527   Well Report Madura Block-Telaga #1 Well May 6, 2003
528   Well Report Madura Block-Telaga #1 Well May 16, 2003
529   Well Report Madura Block-Telaga #1 Well May 21, 2003
530   Well Report Madura Block-Telaga #1 Well May 22, 2003
531   Well Report Madura Block-Telaga #1 Well May 26, 2003
532   Well Report Madura Block-Telaga #1 Well May 28, 2003
533   Well Report Madura Block-Telaga #1 Well May 29, 2003
534   Results of Annual General Meeting Held May 30, 2003

                             LIST OF ASIC DOCUMENTS

                        FROM MAY 1, 2003 TO MAY 31, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







              NO LODGEMENTS OCCURRED DURING THE MONTH OF MAY 2003.

                               COMPANY LETTERHEAD

May 1, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  5070 feet

FORMATION OBJECTIVE:

Primary:                                              Secondary:
o  Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o  Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY: (Drilling)
o Pulled out of hole to replace PDC bit due to soft formation bit balling.
o Perform directional survey.
o Drilling ahead 12 1/4-inch hole - present depth 5070ft.

NEXT OPERATION:
o Continue to drill ahead to 9 5/8-inch casing setting point.

                               COMPANY LETTERHEAD

May 2, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  5888 feet

FORMATION OBJECTIVE:
Primary:                                            Secondary:

o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Reaming)
o Drilled to 5,888 feet.
o Performing deviation survey.
o Performing wiper trip to 13 3/8-inch shoe.
o Tight spot - reaming hole.

NEXT OPERATION:
o Continue drilling ahead to 9 5/8-inch casing setting point.

                               COMPANY LETTERHEAD

May 6, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  5888 feet

FORMATION OBJECTIVE:

Primary:                                                 Secondary:

o Lower Kujung (Poleng Mbr)                   o  Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                   o  Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Reaming)
o During the weekend the well encountered substantial hole caving. Several wiper trips were run to clean up the hole. At present the rig is reaming the bottom 200 feet of the hole and it is anticipated that drilling will resume once the last 200ft has been reamed.

NEXT OPERATION:

o Continue drilling ahead to 9 5/8-inch casing setting point.

                               COMPANY LETTERHEAD

May 16, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  6,670 feet

FORMATION OBJECTIVE:

Primary:                                               Secondary:

o Lower Kujung (Poleng Mbr)                  o  Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                  o  Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)
o The depth of the well is presently 6,670ft. The rig continues to drill ahead. The well bore has been cleaned of hole fill and formation caving appears to have been arrested or reduced substantially. Deviation of the hole angle has reduced to 3 degrees.

NEXT OPERATION:
o Continue drilling ahead to 9 5/8-inch casing setting point.

                               COMPANY LETTERHEAD

May 21, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:        JOB Pertamina -Medco Madura Pty Ltd
Rig:             P.T Apexindo 1500hp Rig 2
Spud:            12 noon March 29, 2003
Target Depth:    Programmed for 10,200 feet (sub sea)
Present Depth:   7,280 feet

FORMATION OBJECTIVE:

Primary:                                                 Secondary:

o Lower Kujung (Poleng Mbr)                    o  Lower Tuban
  (Predominately limestone with shale             (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)
o Upper Kujung (Prupuh Mbr)                    o  Upper Tuban
  (Predominately Limestone with shale             (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Running in hole)
o The depth of the well is presently 7,280feet. The rig tripped the pipe out of the hole to replace the drilling bit due to low penetration rates.
o At present the rig is tripping pipe back into the hole to re-commence drilling.

NEXT OPERATION:
o  The rig will continue drilling ahead to the 9 5/8-inch casing setting point.

                               COMPANY LETTERHEAD

May 22, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  7,462 feet

FORMATION OBJECTIVE:

Primary:                                                 Secondary:

o Lower Kujung (Poleng Mbr)                   o   Lower Tuban
  (Predominately limestone with shale             (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)
o Upper Kujung (Prupuh Mbr)                   o   Upper Tuban
  (Predominately Limestone with shale             (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Running in hole)
o  The depth of the well is presently 7,462 feet.
o The rig is drilling ahead to the 9 5/8-inch casing setting point at the top of the Prupuh formation.

NEXT OPERATION:
o  Run and set 9 5/8-inch casing.

                               COMPANY LETTERHEAD

May 26, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  7,540 feet

FORMATION OBJECTIVE:

Primary:                                                  Secondary:

o  Lower Kujung (Poleng Mbr)                 o   Lower Tuban
   (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                    Limestone)
o  Upper Kujung (Prupuh Mbr)                 o   Upper Tuban
   (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Logging)
o  The depth of the well is presently 7,540 feet.
o  The 9 5/8-inch casing depth has been reached.
o The rig is presently on the third logging run. There is one more repeat logging run to be performed after which sidewall cores will be taken.
o Once the sidewall cores have been taken, a wiper trip, if required, will be performed and then the 9 5/8-inch casing will be run, set and cemented.

NEXT OPERATION:
o  Take sidewall cores.
o  Run, set and cement 9 5/8-inch casing.

                               COMPANY LETTERHEAD

May 28, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:        JOB Pertamina -Medco Madura Pty Ltd
Rig:             P.T Apexindo 1500hp Rig 2
Spud:            12 noon March 29, 2003
Target Depth:    Programmed for 10,200 feet (sub sea)
Present Depth:   7,540 feet

FORMATION OBJECTIVE:

Primary:                                                 Secondary:

o Lower Kujung (Poleng Mbr)                 o    Lower Tuban
  (Predominately limestone with                  (Inter bedded Shale/Sandstone/
  shale and minor sandstone beds)                Limestone)
o Upper Kujung (Prupuh Mbr)                 o    Upper Tuban
  (Predominately Limestone with                  (Inter bedded Shale/Sandstone/
  shale and minor sandstone beds)                Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Wiper Trip)

o The logging of the 12 1/4-inch hole is now complete and the data being analysed.
o The sidewall cores have been completed.
o The rig is presently performing a wiper trip prior to running 9 5/8-inch casing.

NEXT OPERATION:
o Run, set and cement 9 5/8-inch casing.

OIL & GAS INDICATION:
o There have been gas and fluorescent indications in the 12 1/4-inch hole. The Operator is currently analysing the logging data, core samples and mud logs to determine if DST tests will be performed in this section. Further information will be given once the Operator has completed the analysis.

                               COMPANY LETTERHEAD

May 29, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  7,540 feet

FORMATION OBJECTIVE:

Primary:                                              Secondary:

o Lower Kujung (Poleng Mbr)                     o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)
o Upper Kujung (Prupuh Mbr)                     o Upper Tuban
  (Predominately Limestone with shale             (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                       Limestone)

PRESENT WELL SECTION  - 12 1/4 -INCH HOLE

PRESENT ACTIVITY:   (Cementing 9 5/8-inch casing)
o  The rig has successfully run the 9 5/8-inch casing to 7,530 feet.
o  The rig is presently commencing cementing operations.

NEXT OPERATION:
o WOC, Nipple down, nipple up, test BOP choke and manifold, drill out cement, leak off test and drill new hole.

                               COMPANY LETTERHEAD

May 30, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


               RESULTS OF ANNUAL GENERAL MEETING HELD MAY 30, 2003

All resolutions proposed for the Company's Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated April 16, 2003 without amendment.

In summary the resolutions were:

o  Resolution 1: To approve the financial statements and
                 Directors' report and Independent Audit report for the year ended on 31 December 2002.

o  Resolution 2: To approve the election of directors.

This announcement is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

                           2003 ANNUAL GENERAL MEETING
                               Friday May 30, 2003

                               CHAIRMAN'S ADDRESS

Firstly I would like to thank all of you for making the time and effort to be here at the Annual General Meeting of CityView.

Before we begin proceedings, I would like to introduce your Board of Directors - Messrs Goh, Ramli, Thinagaran and Arbouw.

Mr. Saddique and Mr. Eddie Ee send their apologies; they were unable to attend, as they had to make an urgent business trip.

As Chairman of the Board, I would like to express my personal thanks for the hard work and dedication that the Directors have put in to ensure that your company is not only viable but has realistic prospects for growth.

Many of you will have read the newspapers and listened to the television bulletins outlining the new Corporate Governance guidelines issued by the Australian Stock Exchange on March 31.

CityView may be a small company but it is nevertheless subject to these Corporate Governance guidelines and your Board of Directors takes this responsibility seriously and will devise and implement a new Corporate Governance policy over the coming year that will not only comply with the new guidelines but also with the spirit in which they were intended.

I am sure that everyone will agree that this has been a year of many changes for your company.

Much has happened since the last AGM. A detailed explanation of these events was provided in the Annual Report and if there are any questions, I will answer them later.

It is more pertinent to inform you on what has happened since the Annual Report was published.

As mentioned in the report, your Board has had to take some hard decisions in making provisions for our investments in SC-41 exploration block in the Philippines, ASAB Oil Ltd and the loan to Sands Solutions.

We are merely being prudent in making these provisions as the recovery of these investment are contingent upon events beyond our direct control. In relation to SC-41, the recovery of our investment is dependent upon the field being declared a commercial field and also upon the commencement of commercial production of hydrocarbons.

Although we believe that our co-investor in ASAB Oil Ltd is still interested in acquiring our shares in ASAB Oil Ltd, we have decided to make provision for our investment as we have yet to enter into any contract with them for the sale of the shares and in light of the current uncertainties in the Middle East, it may be difficult to persuade them to move speedily on this matter.

In relation to the investment in Sands Solution, we appointed a Receiver to manage and realise the assets of Sands Solution in the hope of recouping the loan.

Some progress has been made but it is unlikely that our full monies will be recovered. There is still some outstanding matters and negotiations over some of the assets and we will keep you informed of any progress.

I am sure that you as individual shareholders are concerned by the events that culminated in shareholder funds being provided to a company in which one of the former Directors had an interest notwithstanding that his interest was disclosed to the former Board of Directors.

Your current Board inherited this situation and intends to pursue all legal channels to seek redress. In this respect we have appointed Allens Arthur Robinson, one of Australia's leading law firms, to act on our behalf. We have requested them to review all the circumstances leading up and subsequent to the making of the loans to Sands Solutions and to advise if there has been any impropriety, breach of duty or wrongdoings by any person or party whether within CityView or Sands Solutions.

We will keep you informed of any progress.

The other material change that has occurred since the Annual Report was published relates to our relationship with operating Shareholder, PT Medco Energi Corporation (TBK).

The original agreement between the parties was that Medco would free carry CityView for the work programs for year 2000 and 2001. By an agreement entered in June 2000, it was subsequently agreed that this would comprise 3 wells: 2 in the Madura block and 1 in the Simenggaris block. When the current board came into office and upon a full review of the correspondence and legal documents, we were not satisfied with the extent of the free carry. We have taken legal advice on this issue and were advised that the agreement made in June 2000 was binding on us. Notwithstanding the same, we engaged Medco in discussions over the issue and have persuaded them to increase the free carry to a total of 5 wells (4 wells in the Madura block and 1 well in the Simenggaris block) and the costs of the seismic survey to be carried out over the Simenggaris block this year.

This means that CityView is free carried for Sebaya, Karasan, Tambuku and Telaga which is currently being drilled in Madura. Our free carry in Simenggaris would cease upon the completion of the seismic survey sometime later this year.

Your Board is currently preparing the legal documentation to finalize this latest agreement between the parties.

We have focused attention on our investment in the Madura and Simenggaris blocks and as mentioned in the annual report, have appointed our own technical representative at the Telaga drilling site and this has immensely improved the information flow and shareholders can readily see the up to date drilling reports on our web site.

What does the future hold for CityView?

The current tangible assets of CityView as you are aware are the oil and gas concessions that we have on Madura Island off the coast of Surabaya and the onshore concessions in the Simenggaris Block on Kalimantan.

Whatever resources we can muster will be used to further the drilling programs at those concessions. We believe there is cause for optimism.

Over the next few months we will also attempt to have the viability of those concessions recognised by an independent third party. This is a condition of the ASX that we have to comply with in order for us to recognise the value of those concessions as tangible assets in our balance sheet.

This step is important for a number of reasons not least to give substance to CityView's balance sheet. It is also important to obtain independent assessment of our prospects in terms of what happens after the free-carry period with Medco comes to an end.

Whether this means a rights issue to raise capital for further drilling is still too early to forecast.

One thing is certain, your board will do whatever it takes to ensure that the value inherent in our oil and gas concessions will be realised.

As Chairman, I would also like to publicly express, on behalf of the entire Board, the support both tangible and intangible that our two largest shareholders Mid-Western Oil and Malaysia Mining Corporation Berhad have provided to CityView.

Now, if there are any questions, either my fellow directors or I will be only too pleased to answer them.